Leonardo Dias
Associate Director of
Investor Relations                                             [GRAPHIC OMITTED]
Ldias@telepart.com.br
Phone: (55 61) 429-5673


TELE NORTE CELULAR PARTICIPACOES S.A.
REPORTS THIRD QUARTER 2004 RESULTS


- Client base reached 1.2 million for the quarter
- Net income for the quarter totaled R$5.0 million
- Year-to-date EBITDA totaled R$93.6 million or 27.6% of net service revenues



Brasilia, November 04, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of wireless telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its third quarter 2004 results. The Company's client base totaled 1,168,404 for the quarter. EBITDA reached R$27.1 million in the 3Q04, representing 25.8% of net service revenues.


Operating Highlights:
--------------------------------------------------------------------------------

Net additions of 95,313 customers in the 3Q04

The Company's client base reached 1,168,404 during the third quarter of 2004, representing an 8.9% increase over the previous quarter and a 20.7% increase when compared to the same quarter of the previous year. Net additions increased by almost five times when compared to the 3Q03, amounting to 95,313 for the quarter.

For the third quarter of 2004, prepaid net additions were 79,110, bringing the total prepaid base to 874,591, or 75% of the total base. The postpaid net additions were 16,203, bringing the total postpaid base to 293,813 customers, or 25% of the total base.

                                CLIENT BASE (000)

                 3Q03     4Q03    1Q04    2Q04    3Q04

Prepaid          693       733     740     795     875

Postpaid         275       295     782     278     294

Total            968     1,028   1,022   1,073   1,168


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


Churn rate improvement
--------------------------------------------------------------------------------

For the third quarter of 2004, the blended annualized churn rate decreased to 23.8% from 36.5% reported in the previous quarter.

The postpaid annualized churn rate improved, decreasing to 28.6% from the 36.8% reported in the 2Q04 and the 31.6% reported in the same quarter of the previous year. This difference can be explained by an increased focus on customer collection and retention.

For the prepaid segment, churn rates decreased to 22.3% when compared to the 36.4% and 35.7% registered in the previous quarter and the same quarter of the previous year, respectively. The decrease in the prepaid churn rate is a result of a lawsuit that prohibited the Company to churn prepaid clients with expired credits from the base. The lawsuit became effective on June 8th and was then overruled on July 9th. Such prohibition has not materially impacted the 2Q04 prepaid churn rate, but has decreased it in the 3Q04. For the last quarter of the year, prepaid churn rate is expected to increase as a consequence of the Company's inability to disconnect certain clients in the 3Q04.

                               CHURN (annualized)

               3Q03     4Q03    1Q04    2Q04    3Q04                     9Mo03     9Mo04

Postpaid       32%      30%     38%     37%     29%      Postpaid        33%       34%

Prepaid        36%      32%     38%     36%     22%      Prepaid         34%       32%

Blended        35%      32%     38%     37%     24%      Blended         34%       33%

SMP Rules
--------------------------------------------------------------------------------

As of August 1, 2004, Amazonia Celular started offering the Long Distance Carrier Selection Code (Codigo de Selecao de Prestadora - CSP) option to its clients. As a result, clients must choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Servico Movel Pessoal - "SMP") rules. The Company no longer receives revenues from VC2 or VC3, but now receives interconnection revenues from the use of its network for those calls.

Additionally, the Bill & Keep rule was adopted for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is lower than 45% or exceeds 55%.

Operating revenues
--------------------------------------------------------------------------------

Net service revenues were affected by the implementation of the aforementioned SMP rules. For the 3Q04, net service revenues totaled R$104.9 million, representing a decrease of R$12.8 million or 10.9% over the previous quarter. Excluding the impact of the implementation of the CSP and the Bill & Keep rules, net service revenues would have been R$121.3 million (see table on page 5), representing an increase of 3.1% over the net service revenues reported in the 2Q04.

Starting this quarter, the Company will disclose data revenues as a percentage of net service revenues, which are comprised of: short message service (SMS), data service monthly fee, icons and ringtone downloads, among others. It is worth mentioning that data revenues are primarily comprised of short message service revenues. For the 3Q04, data revenues represented 3.3% of net services revenues.

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


Net equipment revenues totaled R$16.3 million, an increase of 20.5% over the previous quarter. This increase is related to higher gross additions during the quarter's sales campaigns.

As a result, total net revenues were R$121.2 million for the quarter, or 7.7% lower when compared with both the previous quarter and the same quarter of 2003. Considering the pro-forma net services revenues of R$121.3 million (see table on page 5), total net revenues would have been R$137.6 million, representing an increase of 4.8% over the previous quarter.

For the 3Q04, handset subsidies for client acquisitions were R$8.2 million, or R$50.8 per gross addition, a 42.7% increase when compared to the R$35.6 per gross addition registered in the 2Q04. This increase was a direct result of the quarter's sales campaigns and the intensifying competition in the market.

Operating costs and expenses
--------------------------------------------------------------------------------

As a result of the implementation of the SMP rules, the Company registered lower interconnection costs, which led to lower cost of services for the quarter. For the 3Q04, cost of services totaled R$32.4 million, 26.2% lower when compared to the previous quarter. Excluding the impact of the SMP rules, cost of services would have been R$49.6 million (see table on page 5) when compared to the previous quarter.

Selling and marketing expenses for the quarter totaled R$28.4 million, up 15.5% quarter-over-quarter. This difference can be attributed to the aforementioned sales campaigns and the intensifying competition in the market during the quarter.

Customer acquisition costs for the third quarter of 2004 increased to R$199 from the R$153 reported in the 2Q04. This can be primarily attributed to higher acquisition subsidies and the greater sales efforts during the third quarter.

Retention costs, as a percentage of net service revenues, reached 13.2% for the 3Q04 and 11.3% year-to-date.

G&A expenses for the quarter decreased to R$3.7 million (3.5% of net service revenues) compared to the R$8.2 million registered in the previous quarter. The difference is primarily related to VAT (value added tax) in the net amount of R$5.7 million that positively affected the 3Q04 results. Excluding this event, G&A expenses for the third quarter of 2004 would have been R$ 9.4 million. G&A for the 3Q04 would have been 6% lower, when compared to the adjusted numbers registered in the previous quarter.

Bad debt for the third quarter of 2004 reached R$5.2 million (4.9% of net service revenues), down 21.0% when compared to the 2Q04. When calculated against total net revenues, bad debt registered 4.3% during the 3Q04.

                             BAD DEBT (R$ millions)

                     3Q03     4Q03    1Q04    2Q04    3Q04                          9Mo03     9Mo04

% of net service                                               % of net service
  revenues           2.0%     1.3%    4.2%    5.5%    4.9%       revenues           2.2%      4.9%

% of total net                                                 % of total net
  revenues           1.7%     1.1%    3.8%    5.0%    4.3%       revenues           2.0%      4.3%


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


Average revenue per user (ARPU)
--------------------------------------------------------------------------------

ARPUs were also impacted by the implementation of the SMP rules.

Postpaid MOU (minutes of use) for the 3Q04 remained fairly stable at 210 when compared to the 208 registered in the previous quarter. Postpaid ARPU has decreased by 10.0%, reaching R$80.2, as a consequence of the implementation of the SMP rules. Excluding such an impact, postpaid ARPU would have been R$91.7 (see table below), representing an increase of 2.9%.

Prepaid MOU for the 3Q04 totaled 37, representing a 9.8% decrease when compared to the 41 reported in the previous quarter. As a result of the implementation of the SMP rules and lower prepaid MOU, prepaid ARPU decreased to R$12.6 in the 3Q04 from the R$16.8 reported in the 2Q04. Excluding the impact of the SMP rule implementation, prepaid ARPU would have been R$14.5 (see table below).

As a result, blended ARPU reached R$29.6 compared to the R$36.2 reported in the previous quarter. Excluding the implementation of the SMP rules' impact, blended ARPU would have been R$33.8 (see table below), representing a decrease of 6.6% when compared to the previous quarter.

                                    ARPU (R$)

                 3Q03     4Q03    1Q04    2Q04    3Q04                      9Mo03     9Mo04

Postpaid         81.0     87.8    84.5    89.1    80.2     Postpaid         81.8      84.4

Prepaid          19.6     20.3    17.3    16.8    12.6     Prepaid          19.1      15.4

Blended          37.0     39.5    36.2    36.2    29.6     Blended          36.3      33.9

                                        3Q04        3Q04        (Delta)
                                                 Pro-forma*
    -------------------------------------------------------------------
    Blended ARPU                          29.6        33.8       (4.2)
    -------------------------------------------------------------------
    Postpaid ARPU                         80.2        91.7      (11.5)
    -------------------------------------------------------------------
    Prepaid ARPU                          12.6        14.5       (1.9)
    -------------------------------------------------------------------
    * Estimates considering SMC rules for the months of August and September.

Market share estimated at 35.5%
--------------------------------------------------------------------------------

Market share was estimated at 35.5% compared to the 36.5% registered in the previous quarter. Gross sales share for the 3Q04 was an estimated 31.5%.


EBITDA margin of 25.8% of service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2004 reached R$27.1 million and 25.8%, respectively, compared to the R$29.4 million and 25.0% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$93.6 million and 27.6%, respectively.

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


                              EBITDA (R$ millions)

                   3Q03     4Q03    1Q04    2Q04    3Q04                        9Mo03     9Mo04

EBITDA             34.6     45.7    37.2    29.4    27.1     EBITDA            104.1      93.6

EBITDA Margin      30.7%    36.7%   31.7%   25.0%   25.8%    EBITDA Margin      31.6%     27.6%


            (R$ millions)                3Q04        3Q04       (Delta)
                                                  Pro-forma*
    -------------------------------------------------------------------
    Net Service Revenues                 104.9       121.3      (16.4)
    -------------------------------------------------------------------
    Cost of Services                      32.4        49.6      (17.3)
    -------------------------------------------------------------------
    SMP migration impact                                           0.9
    -------------------------------------------------------------------
    * Estimates considering SMC rules for the months of August and September.

Depreciation and amortization
--------------------------------------------------------------------------------

For the 3Q04, depreciation and amortization reached R$24.3 million, in line with the previous quarter. Year-to-date, depreciation and amortization reached R$73.6 million.

Net financial income of R$6.2 million for the quarter
--------------------------------------------------------------------------------

                                                        R$ millions
--------------------------------------------------------------------------------
                                                   3Q04                   YTD
--------------------------------------------------------------------------------
Interest Expense (a)                              (17.6)                (36.3)
--------------------------------------------------------------------------------
Interest Income (b)                                  0.6                  17.8
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)                    23.2                   0.8
--------------------------------------------------------------------------------
Net Financial Income (Expense)                       6.2                (17.7)
--------------------------------------------------------------------------------

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

          DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

                                                                R$ millions
--------------------------------------------------------------------------------
                                                             3Q04         YTD
--------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency       18.6       (14.7)
--------------------------------------------------------------------------------
Gain (loss) on hedge operations                             (14.7)       (10.3)
--------------------------------------------------------------------------------
Sub-total                                                      3.9       (25.0)
--------------------------------------------------------------------------------
Expense related to debt denominated in Reais                 (1.5)        (5.3)
--------------------------------------------------------------------------------
Financial expense (debt related)                               2.4       (30.3)
--------------------------------------------------------------------------------
Net financial expense (not related to debt)**                  0.6          2.6
--------------------------------------------------------------------------------
Sub-total                                                      3.0       (27.7)
--------------------------------------------------------------------------------
Interest income - cash investing activities                    3.2         10.0
--------------------------------------------------------------------------------
Net Financial Income (Expense)                                 6.2       (17.7)
--------------------------------------------------------------------------------

* Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

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Net income of R$5.0 million in the quarter
--------------------------------------------------------------------------------

The net income for the 3Q04 totaled R$5.0 million, or R$0.747 per ADS (R$0.015 per thousand shares). Year-to-date, net income totaled R$0.7 million, or R$0.102 per ADS (R$0.002 per thousand shares).

Total debt of R$287.0 million
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$287.0 million, with 85% denominated in foreign currencies (77% denominated in US Dollars and 8% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 65% was hedged at the end of the period.

Net debt of R$230.6 million
--------------------------------------------------------------------------------

As of September 30, 2004, the Company's indebtedness was partially offset by cash and cash equivalents (R$67.2 million) but was impacted by accounts payable from hedging operations (R$10.8 million), resulting in a net debt of R$230.6 million.


                             NET DEBT (R$ millions)

                     3Q03     4Q03    1Q04    2Q04    3Q04

                     266      243     238     233     231


Investments totaled R$39.5 million for the quarter
--------------------------------------------------------------------------------

During the third quarter of 2004, Amazonia Celular's capital expenditures were R$39.5 million compared to the R$9.4 million registered in the previous quarter. Year-to-date, investments totaled R$65.7 million. When compared to 2003 year-to-date figures, capital expenditures increased by R$50.1 million. It should be noted that the level of capital expenditures is associated with the beginning of the implementation of the GSM network.

                                 CAPEX breakdown

     CAPEX (R$ millions)           3Q03     4Q03      1Q04      2Q04      3Q04
--------------------------------------------------------------------------------
Network                             3.6      7.1      14.1       7.1      36.3
--------------------------------------------------------------------------------
IS/IT                               1.7      2.6       2.5       1.3       0.5
--------------------------------------------------------------------------------
Others                              0.4      0.8       0.2       1.0       2.7
--------------------------------------------------------------------------------
T O T A L                           5.7     10.5      16.8       9.4      39.5
--------------------------------------------------------------------------------


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Debt payment schedule
--------------------------------------------------------------------------------

         Year                R$ millions          % denominated in
                                                  foreign currency
  ------------------------------------------------------------------
   2004                                69.6                    88%
  ------------------------------------------------------------------
   2005                               101.3                    67%
  ------------------------------------------------------------------
   2006                                 1.6                   100%
  ------------------------------------------------------------------
   2007                                 0.1                   100%
  ------------------------------------------------------------------
   2008                                   -                      -
  ------------------------------------------------------------------
   2009                               114.3                   100%
  ------------------------------------------------------------------
   Total                              287.0                    85%
  ------------------------------------------------------------------

Free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a negative R$9.7 million. Year-to-date, free cash flow amounted to a positive R$27.1 million.

Financial ratios
--------------------------------------------------------------------------------

                Ratios                 3Q03    4Q03     1Q04     2Q04    3Q04
    ---------------------------------------------------------------------------
    Net Debt/EBITDA (1) =              1.83     1.62     1.50     1.59   1.66
    ---------------------------------------------------------------------------
    Net Debt/Total Assets =             41%      38%      33%      32%    33%
    ---------------------------------------------------------------------------
    Interest Coverage Ratio (1) =       4.0      4.9      6.5      7.0    6.5
    ---------------------------------------------------------------------------
    Current Liquidity Ratio =           0.7      0.6      1.1      1.0    0.9
    ---------------------------------------------------------------------------
    (1) Last twelve months

Awards/Recognition
--------------------------------------------------------------------------------

o Tele Norte Celular Participacoes won the award "The Best of Dinheiro- 2004" sponsored by "Isto E Dinheiro Magazine" in the Innovation Procedures Management category for the Telecommunications Sector, and
o Evandro Canabrava (CIO) won "IT Leaders 2004 Award" sponsored by IDG - International Data Group, for the telecommunications sector.

Outlook
--------------------------------------------------------------------------------

Amazonia Celular expects mobile penetration, within the Company's area, to increase from the current level of 20% to 22% by year-end. For the fourth quarter of 2004, Amazonia Celular expects to maintain gross sales share at approximately 30%. Net additions should increase as a result of the Christmas sales campaign and are expected to come primarily from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to remain stable. Bad debt, as a percentage of net service revenues, is expected to be approximately 4.5% to 5.5%. Total capital expenditures for the year were revised and should be at R$130 million - R$170 million.


                               *******************


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


For additional information please contact:

                      Tele Norte Celular Participacoes S.A.
                          Investor Relations Department
                Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                     Phones: (55 61) 429-5673 / 5616 / 5617
                             Fax: (55 61) 429-5626o
                           E-mail: ri@telepart.com.br


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


                                   NEXT EVENTS
--------------------------------------------------------------------------------
Conference Call
--------------------------------------------------------------------------------
Phone: (888) 396-9925 (US Participants) / 1 (712) 271-0001 (International Participants)
--------------------------------------------------------------------------------
Date: November 05, 2004
--------------------------------------------------------------------------------
Time: 09:00 a.m. (EDT) / 12:00 p.m. (Brasilia)
--------------------------------------------------------------------------------
APIMEC SP
--------------------------------------------------------------------------------
Venue: Hotel Intercontinental
--------------------------------------------------------------------------------
Date: November 10, 2004
--------------------------------------------------------------------------------
Time: 04:00 p.m.
--------------------------------------------------------------------------------
APIMEC BH
--------------------------------------------------------------------------------
Venue: Telemig Celular S.A.
--------------------------------------------------------------------------------
Date: November 23, 2004
--------------------------------------------------------------------------------
Time: 6:00 p.m.
--------------------------------------------------------------------------------

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


                                OPERATIONAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                       2003                                   2004                          Var. %
                                             3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter     YTD     (3Q04/2Q04)
------------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)                         16.4         16.4         16.4         16.4         16.4        16.4        0.1%
------------------------------------------------------------------------------------------------------------------------------------
Clients                                          967,889    1,028,071    1,021,847    1,073,091    1,168,404   1,168,404        8.9%
     Postpaid                                    275,276      295,094      281,768      277,610      293,813     293,813        5.8%
     Prepaid                                     692,613      732,977      740,079      795,481      874,591     874,591        9.9%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
     Postpaid                                         68           68           59           65           73          65       12.6%
     Prepaid                                          41           41           33           31           27          30      -13.2%
MOU Outgoing
     Postpaid                                        131          142          134          143          137         138        -4.1
     Prepaid                                          11           12           10           10           10          10       -0.9%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic (Million of Minutes)        128.9        146.2        138.0        140.9        141.1       419.9        0.2%
Total Incoming Traffic (Million of Minutes)        139.6        144.9        124.0        124.9        131.9       380.8        5.6%
------------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (R$)                37.0         39.5         36.2         36.2         29.6        33.9      -18.4%
     Postpaid                                       81.0         87.8         84.5         89.1         80.2        84.4       -9.9%
     Prepaid                                        19.6         20.3         17.3         16.8         12.6        15.4      -24.8%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
     Monthly Fee                                  21,195       22,771       21,235       22,386       22,555      66,176        0.8%
     Outgoing Traffic                             35,980       44,247       47,089       44,274       39,705     131,068      -10.3%
     Incoming Traffic                             48,239       50,345       45,185       46,794       37,987     129,966      -18.8%
     Other                                         7,445        7,166        3,679        4,252        4,646      12,577        9.3%
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                       112,859      124,530      117,188      117,706      104,893     339,787      -10.9%
------------------------------------------------------------------------------------------------------------------------------------
Data Revenues (% of net serv. revenues)             3.0%         2.9%         2.7%         3.0%         3.3%        3.0%     0.4 p.p
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)
     Leased lines                                  5,067        4,582        4,942        5,405        6,109      16,455       13.0%
     Interconnection                              20,414       23,382       24,797       25,828       11,893      62,518      -54.0%
     Rent and network maintenance                  4,206        4,758        5,307        5,542        5,011      15,859       -9.6%
     FISTEL and other taxes                        4,626        5,827        4,364        5,842        6,935      17,142       18.7%
     Other                                         2,880        3,101        2,860        1,255        2,416       6,530       92.4%
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                        37,193       41,650       42,269       43,872       32,364     118,505      -26.2%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                            34.6%        31.6%        38.1%        36.5%        23.8%       32.5%   -12.6 p.p
     Postpaid                                      31.6%        30.2%        37.9%        36.8%        28.6%       34.4%    -8.2 p.p
     Prepaid                                       35.7%        32.2%        38.2%        36.4%        22.3%       31.8%   -14.1 p.p
------------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                             161          176          163          153          199         175       29.5%
Retention Costs (% of net serv. revenues)          11.0%         8.0%         9.4%        11.5%        13.2%       11.3%     1.8 p.p
CAPEX (R$ millions)                                  5.7         10.5         16.8          9.4         39.5        65.7      320.0%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served                           186          203          209          208          209         209        0.5%
Number of cell sites                                 400          401          412          413          412         412       -0.2%
Number of switches                                    11           11           11           11           11          11        0.0%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                                            784          806          909          800          786         786       -1.8%
Market Share                                         46%          43%          39%          37%          35%         35%    -1.0 p.p
------------------------------------------------------------------------------------------------------------------------------------

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


                           INCOME STATEMENT (BR GAAP)

------------------------------------------------------------------------------------------------------------------------------------
                                                2003                                      2004                             Var. %
                                     3rd Quarter   4th Quarter   1st Quarter   2nd Quarter    3rd Quarter        YTD     (3Q04/2Q04)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                 148,183       168,500       165,155       159,699        148,454       473,308       -7.0%
Equipment Revenues - GROSS                24,141        28,372        16,251        19,210         22,342        57,803       16.3%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                   172,324       196,872       181,406       178,909        170,796       531,111       -4.5%
Taxes                                    (41,063)      (50,637)      (52,876)      (47,675)       (49,598)     (150,149)       4.0%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - NET                   112,859       124,530       117,188       117,706        104,893       339,787      -10.9%
Equipment Revenues - NET                  18,402        21,705        11,342        13,528         16,305        41,175       20.5%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                     131,261       146,235       128,530       131,234        121,198       380,962       -7.6%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services                          37,193        41,650        42,269        43,872         32,364       118,505      -26.2%
Cost of Equipment                         20,317        27,758        14,142        18,669         24,537        57,348       31.4%
Selling & Marketing Expenses              25,537        21,790        19,527        24,577         28,391        72,495       15.5%
Bad Debt Expense                           2,230         1,620         4,875         6,531          5,158        16,564      -21.0%
General & Administrative Expenses         11,358         7,751        10,532         8,200          3,690        22,422      -55.0%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                    34,626        45,666        37,185        29,385         27,058        93,628       -7.9%
%                                          30.7%         36.7%         31.7%         25.0%          25.8%         27.6%    -0.8 p.p
------------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization               23,405        23,642        24,023        25,204         24,327        73,554       -3.5%
Interest Expense (1)                       9,995        13,925        11,060         7,605         17,656        36,321      132.2%
Interest Income                           (2,776)       (1,867)       (4,230)      (13,023)          (619)      (17,872)     -95.2%
Foreign Exchange Loss                      4,644        (2,382)        3,770        18,655        (23,221)         (796)    -224.5%
Others                                       948         2,304         1,108         1,408          1,315         3,830       -6.6%
Income Taxes                              (1,767)        3,433          (369)       (3,512)         1,342        (2,539)    -138.2%
Minority Interests                            38         2,542           501        (1,302)         1,250           449     -196.0%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                   139         4,069         1,322        (5,650)         5,008           680     -188.6%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)          335,084,155   335,084,155   335,084,155   335,084,155    335,084,155   335,084,155        0.0%
Earnings per thousands shares (R$)         0.000         0.012         0.004        (0.017)         0.015         0.002     -188.6%
Earnings per ADS (R$)                      0.021         0.607         0.197        (0.843)         0.747         0.102     -188.6%
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 3Q03 - R$5,541 thousand; 4Q03 - R$5,961 thousand; 1Q04 - R$4,917 thousand; 2Q04 - R$4,541 thousand; and, 3Q04 - R$6,057 thousand.

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www.telenorteholding.com.br                                 3Q04 Results - 10/13

                            BALANCE SHEET (BR GAAP)

                                                                                                              (in R$ 000)
-------------------------------------------------------------------------------------------------------------------------
                                       3Q04           2Q04                                          3Q04           2Q04
-------------------------------------------------------------------------------------------------------------------------

Current Assets                                                      Current Liabilities
Cash & cash equivalents               60,134         101,163        Loans & Financing             140,274         166,436
Accounts Receivable                   91,520          85,997        Loan Interest                   3,284           7,865
Taxes Receivable                      33,003          33,202        Suppliers                      62,968          45,841
Other Assets                          35,370          33,405        Taxes Payable                   8,627           9,765
                                   -------------------------        Dividends                       1,090           1,603
                                     220,027         253,767        Other Current Liabilities      15,437          12,285
                                                                                              ---------------------------
                                                                                                  231,680         243,795

Long-term Assets                      77,748          79,184        Loans & Financing             146,683         171,829

Deferred Assets                            -               -        Other Long-term Liabilities    33,611          22,455

Plant & Equipment                                                   Minority Interest              58,496          57,246
Cost                                 846,362         811,722
Accum Depreciation                  (445,547)       (426,236)
                                   -------------------------
                                     400,815         385,486        Shareholders' Equity          228,120         223,112
-------------------------------------------------------------------------------------------------------------------------
                                     698,590         718,437                                      698,590         718,437
-------------------------------------------------------------------------------------------------------------------------


                             DEBT POSITION (BR GAAP)

                                                                                                           (in R$ 000)
----------------------------------------------------------------------------------------------------------------------
                                                                        3Q04
----------------------------------------------------------------------------------------------------------------------
          Debt                            R$                     US$            Currency Basket Index          Total
----------------------------------------------------------------------------------------------------------------------
Short term                               33.561                  89.094                 17.619                140.274

Long Term                                 8.390                 132.420                  5.873                146.683
----------------------------------------------------------------------------------------------------------------------
Total                                    41.951                 221.514                 23.492                286.957
----------------------------------------------------------------------------------------------------------------------

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www.telenorteholding.com.br                                 3Q04 Results - 11/13

                              CASH FLOW (BR GAAP)

                                                                                                   (in R$ 000)
--------------------------------------------------------------------------------------------------------------
                                                                                 3Q04                    YTD
--------------------------------------------------------------------------------------------------------------
Operating Activities:
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 5,008                    680
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
         Depreciation and amortization                                           24,327                 73,554
         Monetary variation and foreign exchange loss (principal)               (26,644)                   771
         Unrealized income on hedging operations                                 14,672                  5,735
         Deferred income taxes and social charges                                (2,305)                (5,863)
         Minority interest                                                        1,250                    449
         Other                                                                    2,295                    747
         Changes in operating assets and liabilities                              5,006                 16,001
                                                                           -----------------------------------
     Net cash provided by operating activities                                   23,609                 92,074
--------------------------------------------------------------------------------------------------------------
Investing Activities:
--------------------------------------------------------------------------------------------------------------
         Proceeds from sale of property, plant and equipment                         45                    120
         Capital expenditures                                                   (39,506)               (65,665)
                                                                           -----------------------------------
     Net cash used in investing activities                                      (39,461)               (65,545)
--------------------------------------------------------------------------------------------------------------
Financing Activities:
--------------------------------------------------------------------------------------------------------------
         New loans                                                               14,514                159,467
         Amortization of loans                                                  (39,178)              (127,333)
         Payment of dividends and interest on capital                              (513)                (6,613)
                                                                           -----------------------------------
Net cash provided by (used in) financing activities                             (25,177)                25,521
==============================================================================================================
Net increase (decrease) in cash and cash equivalents                            (41,029)                52,050
==============================================================================================================
Cash and cash equivalents, beginning of the period                              101,163                  8,084
==============================================================================================================
Cash and cash equivalents, end of the period                                     60,134                 60,134
--------------------------------------------------------------------------------------------------------------

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www.telenorteholding.com.br                                 3Q04 Results - 12/13

                           GLOSSARY OF KEY INDICATORS

I)   Average Customers

a)   Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b)   Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
--------------------------------------------------------------------------------
                                        3

b)   Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
------------------------------------------------------------------------------------
                          Number of months in the period

III) MOU - Minutes of Use (Monthly)

 Number of total billable minutes for the period / Average customers for the period
 ----------------------------------------------------------------------------------
                         Number of months in the periods

IV)  ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V)   Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI)  Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
                - Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

              Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) -
((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

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www.telenorteholding.com.br                                 3Q04 Results - 13/13